March 28, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Hanna T. Teshome

Re:

Ace Securities Corp.

Registration Statement on Form S-3

Filed February 10, 2006

File No. 333-131727

Dear Ms. Teshome:

On February 10, 2006 (the “Submission Date”), our client, Ace Securities Corp. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed certificates (the “Prospectus Supplements”), and base prospectuses (the “Base Prospectuses,” and together with Prospectus Supplements, the “Documents”).  On March 9, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.  Please note that our responses to each Comment to any of the Base Prospectuses and/or the Prospectus Supplements have been applied universally, if applicable.

Registration Statement on Form S-3

General

1.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company and any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving residential mortgage loans.  There is no affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.

Comment:  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final supplement. Refer to Item 1100(f) of Regulation AB.

Response:  We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will either be disclosed in the final Rule 424(b) prospectus, or that final agreements will be filed simultaneously with or prior to the final supplement.

3.

Comment:  Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:  We hereby confirm, on behalf of the Company, that unqualified legal and tax opinions will be filed at the time of each takedown.

4.

Comment:  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment.  Refer to Rule 409 of the Securities, Act which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available.  Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:  We hereby take note of Rule 409 of the Securities Act and confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

General

5.

Comment:  When referring to transaction parties, please use the terminology set out in Regulation AB.  For example, the transaction party identified as the “issuer” on the cover page should be identified as the “issuing entity.”  Refer to Item 11-1(f) of Regulation AB.  Please revise accordingly.

Response:  We have reviewed Item 11-1(f) of Regulation AB and have revised the description of transaction parties in the Documents to conform with the terminology set out therein.

Base Prospectuses

Description of Issuing Entities’ Trust Funds, page 3

Cash Flow Agreements

6.

Comment:  Please revise this section to describe the general mechanics of each type of agreement you contemplate using for a future securities offering in the base prospectus rather than limiting the disclosure only to examples.

Response: We have revised this section of the Base Prospectuses to describe the general mechanics of each type of agreement that may be used in future securities offering rather than limiting the disclosure only to examples.

Description of the Securities

7.

Comment:  We note that the interest rate on certain classes of securities may be calculated by reference to an index.  Please revise your disclosure to specify the types of indices on which these interest rates may be based.  In addition, please confirm that payments on all classes of securities will not be based on the value of an equity or commodity.  Please refer to Section III.A.2 of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905).

Response:  We have revised the disclosure to specify that the indices on which these interest rates may be based will only be of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds and will not be indices linked to stocks or commodities.  In addition, we hereby confirm, on behalf of the Company, that payments on all classes of securities will not be based on the value of an equity or commodity.

Description of Credit Support, page 67

8.

Comment:  We note that you may add a guarantee to the mortgage-backed securities.  Please note that a guarantee would be viewed as a security under Section 2(a)(1) of the Securities Act and would need to be separately registered.  Please register any guarantees that you contemplate issuing with the mortgage-backed securities on this registration statement.

Response: We hereby confirm, on behalf of the Company, that any guarantees, if any, included in the mortgage-backed securities will be exempt from registration under the Securities Act.

9.

Comment:  Please delete the phrase “any other method of credit support described in the prospectus supplement.”  We view this and similar phrases as a catch-all phrase.  Instead, the base prospectus should describe all credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.  Also, we note you contemplate including derivative agreements in your prospectus supplements; however, we cannot locate a description of each type of derivative agreement contemplated.  Please revise your disclosure so that it provides a complete list of the types of credit support that you may use as well as describe the general mechanics of such credit support.

Response:  We have revised the Base Prospectuses to delete the phrase “any other method of credit support described in the prospectus supplement.”  In addition, we have revised the base prospectuses to provide a complete list of all types of credit support that may be used along with a description of the general mechanics of such credit support.

Exhibits

10.

Comment:  When available, please provide us with a copy of your updated pooling and servicing agreement and updated sale and servicing agreement, marked to show changes from the prior pooling and servicing agreement and prior sale and servicing agreement, including any changes made to comply with Regulation AB.

Response:  We have revised the form of pooling and servicing agreement to comply with Regulation AB and will file a clean copy of the revised agreement as Exhibit 4.21 to the Registration Statement.  The revised form of pooling and servicing agreement differs significantly from the form of pooling and servicing agreement (the "Prior Form PSA") filed in connection with Registration Statement on Form 8-K (File No. 333-56213), which has been incorporated by reference in all subsequent registration statements filed by the Company, and therefore, a marked copy of the new form of pooling agreement showing changes from the Prior Form PSA is heavily marked and difficult to read.  Therefore, on behalf of the Company, in the courtesy copy of the new Registration Statement that we will send to you by email, we will include a copy of the revised form of pooling and servicing agreement marked to show changes from the pooling and servicing agreement used in connection with the ACE 2005-HE7 transaction.  That blackline should be helpful in showing the changes that have been made to the form of pooling and servicing agreement in order to comply with Regulation AB.

In addition, we have revised the form of sale and servicing agreement to comply with Regulation AB and will file a clean copy of the revised agreement as Exhibit 4.21 to the Registration Statement.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney